

December 14, 2011

Via E-mail
Michel Demaré
Executive Vice President and Chief Financial Officer
ABB Ltd
Affolternstrasse 44
CH-8050 Zurich
Switzerland

Re: ABB Ltd
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 17, 2011
File No. 1-16429

Dear Mr. Demaré:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Our business is exposed to risks associated with the volatile global economic environment and political conditions, page 7.

1. You refer in the risk factor to your business operations in or with the countries identified by the U.S. government as state sponsors of terrorism. Also, a January 2011 brochure available on your website provides contact information for residents of Cuba, Iran, Sudan, and Syria regarding your turbocharging services. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include information regarding business operations in or with Cuba, Iran, Sudan, and Syria.

Please describe to us your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, wholesalers, or other direct or indirect arrangements since your letters to us dated October 2, 2008 and January 15, 2009. Your response should describe the products, equipment, components, technology, software, and services you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

2. Please discuss the materiality of your business operations in, and/or other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries since your letters to us dated October 2, 2008 and January 15, 2009. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michel Demaré
ABB Ltd
December 14, 2011
Page 3

       Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.


Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk


cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance